UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 21 December 2017

ASX RELEASE

21 DECEMBER 2017

KAZIA THERAPEUTICS – UPDATE ON PHASE II STUDY OF GDC-0084 IN GLIOBLASTOMA

Sydney, 21 December 2017 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology drug development company, is pleased to provide an update to shareholders on progress with its lead program, GDC-0084, which is being developed as a new therapy for glioblastoma, the most common and most aggressive form of brain cancer.

Following a successful meeting with the US Food and Drug Administration (FDA) in September 2017, Kazia has been working towards implementation of its phase II study for GDC-0084. The company has recently received its first ethics committee approval, from the Western Institutional Review Board in the United States. This is considered one of the final steps before commencement of the study. In addition, the study drug has been formally released by its manufacturers and is now ready to be shipped to trial sites.

The planned first site in the study has indicated that, given the proximity to the holiday period, it is now expected to be able to open for recruitment in early 2018, following completion of final administrative arrangements.

The initial focus of the study will be on dose optimization in the treatment of newly-diagnosed patients with glioblastoma multiforme. An adaptive study design will then seek to demonstrate definitive evidence of clinical efficacy.

The milestones for the phase II study remain unchanged, with an initial data read-out expected late in calendar 2018 or early calendar 2019, and completion of the full study estimated to occur in 2021.

[ENDS]

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates and a preclinical discovery program, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 is due to enter a phase II clinical trial in early 2018. Initial data is expected in late calendar 2018, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the first half of calendar 2018.